

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

February 5, 2008

<u>VIA U.S. MAIL and FACSIMILE: (770) 813-6599</u>

Mr. Andrew H. Beck
Senior Vice President and Chief Financial Officer
AGCO Corporation
4205 River Green Parkway
Duluth, Georgia 30096

  RE: AGCO Corporation
     Form 10-K for the fiscal year ended December 31, 2006
     Filed March 1, 2007
     File No. 001-12930

Dear Mr. Beck:

  We have reviewed your response dated January 17, 2008 and related filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements, page 51

Note 7. Long-term Debt, page 83

1.   Please refer to prior comment 12. In future filings please disclose the significant terms of the conversion feature. For example, please discuss the circumstances under which the conversion rate is adjusted and how the rate is adjusted in those circumstances.

2.   Further, in your response you refer to market and issuer call provisions and the fundamental change/make-whole provision. Please tell us and disclose in future filings the significant terms of these provisions. Please further explain in your response how you analyzed the terms of the make-whole provision under paragraph 27 of EITF 00-19 in determining that the conversion feature would be classified within stockholders' equity. Tell us how the conversion rate is adjusted "to cover any lost time value that was priced into the conversion option in lieu of paying a make-whole premium in cash." Also clarify whether it is possible that you would be required to pay any portion of the make-whole premium in cash.

3.   Please disclose your accounting policy with respect to these debt instruments within the notes to your financial statements. For example, we note the differing views on the accounting for debt instruments with embedded conversion options that are indexed to the issuer's own stock but provide the issuer with the ability to settle its obligation to the holder (or some portion thereof) in cash upon conversion as discussed in EITF 07-2.

Item 9A. Controls and Procedures, page 107

4.   Please refer to prior comment 13. We continue to note that the sentence containing the conclusion does not include the entire two-sentence definition of disclosure controls and procedures. As previously requested, in future filings please either remove the language included after the word effective or revise the language so that the entire two-sentence definition of disclosure controls and procedures set forth in Rule 13a-15(e) is included.

5.   Please refer to prior comment 14. As previously requested, please revise future filings to note that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level or remove the reference to the level of assurance in your discussion of disclosure controls and procedures.

Representations

6.   We note that your response letter was signed by your outside legal representative. Please note that the requested representations must be signed by the company's management. Please provide all three acknowledgements in the form previously requested.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3604 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief at (202) 551-3676 with any other questions.

                                                Sincerely,

                                                Kaitlin Tillan
                                                Assistant Chief Accountant